QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.4

21VIANET GROUP, INC.

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page
Contents
Condensed Consolidated Balance Sheet as of December 31, 2019 and Unaudited Interim Condensed Consolidated Balance Sheet as of September 30, 2020	F-2 - F-6
Unaudited Interim Condensed Consolidated Statements of Operations for the Nine Months Periods Ended September 30, 2019 and 2020	F-7
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for the Nine Months Periods Ended September 30, 2019 and 2020	F-8
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Nine Months Periods Ended September 30, 2019 and 2020	F-9 - F-11
Unaudited Interim Condensed Consolidated Statements of Shareholders' Equity for the Nine Months Periods Ended September 30, 2019 and 2020	F-12 - F-13
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-14 - F-48

21VIANET GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2019
AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2020

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))

		As of
	Notes	December 31, 2019	September 30, 2020
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,808,483	5,204,689	766,568
Restricted cash		478,873	178,949	26,356
Accounts and notes receivable (net of allowance for doubtful debt of RMB67,828 and RMB67,795 (US$9,985) as of December 31, 2019 and September 30, 2020, respectively)	4	657,158	883,902	130,185
Short-term investments		363,856	80,444	11,848
Prepaid expenses and other current assets	5	1,618,149	1,328,463	195,661
Amounts due from related parties	19	301,665	125,007	18,412

Total current assets		5,228,184	7,801,454	1,149,030

Non-current assets:
Property and equipment, net	6	5,443,565	7,184,471	1,058,158
Intangible assets, net	7	410,595	571,967	84,242
Land use rights, net	8	233,154	257,400	37,911
Operating lease right-of-use assets, net	13	1,221,616	1,238,443	182,403
Goodwill	9	989,530	994,993	146,547
Restricted cash		69,821	70,673	10,409
Deferred tax assets	18	209,366	147,895	21,783
Long-term investments	10	169,653	151,226	22,273
Amounts due from related parties	19	20,654	20,229	2,979
Other non-current assets		277,568	411,234	60,568

Total non-current assets		9,045,522	11,048,531	1,627,273

Total assets		14,273,706	18,849,985	2,776,303

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

21VIANET GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2019
AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2020 (Continued)

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of
	Notes	December 31, 2019	September 30, 2020
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term bank borrowings (including short-term bank borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of RMB232,323 and RMB36,323 (US$5,350) as of December 31, 2019 and September 30, 2020, respectively)	11	234,500	38,500	5,670
Accounts and notes payable (including accounts and notes payable of the Consolidated VIEs without recourse to the primary beneficiaries of RMB211,710 and RMB242,872 (US$35,771) as of December 31, 2019 and September 30, 2020, respectively)		303,128	332,726	49,005
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of RMB622,160 and RMB 944,853 (US$139,162) as of December 31, 2019 and September 30, 2020, respectively)	12	978,935	1,451,722	213,816
Advances from customers (including advances from customers of the Consolidated VIEs without recourse to the primary beneficiaries of RMB1,068,692 and RMB627,981(US$92,492) as of December 31, 2019 and September 30, 2020, respectively)		1,068,692	627,981	92,492
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of RMB52,088 and RMB44,021(US$6,484) as of December 31, 2019 and September 30, 2020, respectively)		57,625	51,993	7,658
Income taxes payable (including income taxes payable of the Consolidated VIEs without recourse to the primary beneficiaries of RMB8,175 and RMB13,127(US$1,933) as of December 31, 2019 and September 30, 2020, respectively)		48,032	50,454	7,431
Amounts due to related parties (including amounts due to related parties of the Consolidated VIEs without recourse to the primary beneficiaries of RMB56,977 and RMB 52,916 (US$7,794) as of December 31, 2019 and September 30, 2020, respectively)	19	166,935	64,006	9,427

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

21VIANET GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2019
AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2020 (Continued)

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of
	Notes	December 31, 2019	September 30, 2020
		RMB	RMB	US$
Current portion of long-term bank borrowings (including current portion of long-term bank borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of RMB32,500 and RMB37,000 (US$5,450) as of December 31, 2019 and September 30, 2020, respectively)	11	32,500	44,500	6,554
Current portion of finance lease liabilities (including current portion of finance lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of RMB220,363 and RMB346,012 (US$50,962) as of December 31, 2019 and September 30, 2020, respectively)	13	227,115	355,084	52,298
Deferred government grants (including deferred government grants of the Consolidated VIEs without recourse to the primary beneficiaries of RMB2,595 and RMB2,074 (US$305) as of December 31, 2019 and September 30, 2020, respectively)		2,595	2,074	305
Current portion of bonds payable	14	911,147	—	—
Current portion of operating lease liabilities (including current portion of operating lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of RMB410,422 and RMB441,028 (US$64,956) as of December 31, 2019 and September 30, 2020, respectively)	13	437,817	468,056	68,937

Total current liabilities		4,469,021	3,487,096	513,593

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

21VIANET GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2019
AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2020 (Continued)

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of
	Notes	December 31, 2019	September 30, 2020
		RMB	RMB	US$
Non-current liabilities:
Long-term bank borrowings (including long-term bank borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of RMB79,500 and RMB221,758 (US$32,661) as of December 31, 2019 and September 30, 2020, respectively)	11	79,500	485,123	71,451
Bonds payable	14	2,060,708	2,024,365	298,157
Convertible promissory notes	16	—	2,539,118	373,972
Non-current portion of finance lease liabilities (including non-current portion of finance lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of RMB549,669 and RMB721,732 (US$106,300) as of December 31, 2019 and September 30, 2020, respectively)	13	896,927	1,061,281	156,310
Unrecognized tax benefits (including unrecognized tax benefits of the Consolidated VIEs without recourse to the primary beneficiaries of RMB1,991 and RMB3,507 (US$517) as of December 31, 2019 and September 30, 2020, respectively)	18	2,443	3,873	571
Deferred tax liabilities (including deferred tax liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of RMB82,725 and RMB135,923 (US$20,019) as of December 31, 2019 and September 30, 2020, respectively)		202,572	243,370	35,845
Deferred government grants (including deferred government grants of the Consolidated VIEs without recourse to the primary beneficiaries of RMB5,906 and RMB4,551 (US$670) as of December 31, 2019 and September 30, 2020, respectively)		5,906	4,551	670
Amounts due to related parties (including amounts due to related parties of the Consolidated VIEs without resource to the primary beneficiaries of RMB745,899 and RMB742,611 (US$109,375) as of December 31, 2019 and September 30, 2020, respectively)	19	745,899	742,611	109,375
Non-current portion of operating lease liabilities (including non-current portion of operating lease liabilities of the Consolidated VIEs without resource to the primary beneficiaries of RMB529,546 and RMB509,630 (US$75,060) as of December 31, 2019 and September 30, 2020, respectively)	13	579,102	558,154	82,207

Total non-current liabilities		4,573,057	7,662,446	1,128,558

Total liabilities		9,042,078	11,149,542	1,642,151

Commitments and contingencies	22

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

21VIANET GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2019
AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2020 (Continued)

(Amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of
	Notes	December 31, 2019	September 30, 2020
		RMB	RMB	US$
Shareholders' equity:
Class A Ordinary shares (par value of US$0.00001 per share; 1,200,000,000 and 1,199,790,000 shares authorized; 505,253,850 and 645,473,801 issued and outstanding as of December 31, 2019 and September 30, 2020, respectively)		34	43	6
Class B Ordinary Shares (par value of US$0.00001 per share; 300,000,000 and 300,000,000 shares authorized; 174,649,638 and 164,125,381 issued and outstanding as of December 31, 2019 and September 30, 2020, respectively)		12	12	2
Class C Ordinary Shares (par value of US$0.00001 per share; 60,000 and 60,000 shares authorized; 60,000 and 60,000 shares issued and outstanding as of December 31, 2019 and September 30, 2020, respectively)		—	—	—
Series A perpetual convertible preferred shares (par value of US$0.00001 per share; nil and 150,000 shares issued and outstanding as of December 31,2019 and September 30, 2020, respectively)	15	—	1,044,831	153,887
Additional paid-in capital		9,202,567	12,790,027	1,883,767
Accumulated other comprehensive income		77,904	38,605	5,686
Statutory reserves		60,469	60,030	8,841
Accumulated deficit		(4,038,390)	(6,205,303)	(913,942)
Treasury stock		(349,523)	(349,523)	(51,479)

Total 21Vianet Group, Inc. shareholders' equity		4,953,073	7,378,722	1,086,768
Noncontrolling interest		278,555	321,721	47,384

Total shareholders' equity		5,231,628	7,700,443	1,134,152

Total liabilities and shareholders' equity		14,273,706	18,849,985	2,776,303

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

21VIANET GROUP, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the nine months periods ended September 30,
		2019		2020
	Notes
		RMB		RMB		US$
Net revenues
Hosting and related services			2,740,848		3,480,652		512,645
Cost of revenues
Hosting and related services			(2,049,270)		(2,699,066)		(397,529)

Gross profit			691,578		781,586		115,116
Operating expenses
Sales and marketing expenses			(143,121)		(146,122)		(21,521)
Research and development expenses			(63,872)		(70,727)		(10,417)
General and administrative expenses			(305,293)		(372,242)		(54,825)
Allowance for doubtful debt			(485)		(1,072)		(158)
Total operating expenses			(512,771)		(590,163)		(86,921)

Operating profit			178,807		191,423		28,195
Interest income			39,619		27,535		4,055
Interest expense			(257,580)		(301,366)		(44,386)
Other income			14,220		11,803		1,738
Other expenses			(4,362)		(28,986)		(4,269)
Changes in the fair value of convertible promissory notes	21		—		(1,587,115)		(233,757)
Foreign exchange loss, net			(50,507)		72,629		10,697
Debt extinguishment loss			(18,773)		—		—

Loss before income taxes and loss from equity method investments			(98,576)		(1,614,077)		(237,727)
Income tax expenses	18		(30,123)		(68,126)		(10,034)
Loss from equity method investments			(30,293)		(4,325)		(637)

Net loss			(158,992)		(1,686,528)		(248,398)
Net income attributable to noncontrolling interest			(6,884)		(7,441)		(1,096)

Net loss attributable to 21Vianet Group, Inc.			(165,876)		(1,693,969)		(249,494)

Loss per share:
Basic	20	RMB	(0.24)	RMB	(3.17)	US$	(0.47)

Diluted	20	RMB	(0.24)	RMB	(3.17)	US$	(0.47)

Shares used in loss per share computation:
Basic	20		678,359,403		686,292,393		686,292,393
Diluted	20		678,359,403		686,292,393		686,292,393

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

21VIANET GROUP, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$)

	For the nine months periods ended September 30,
	2019	2020
	RMB	RMB	US$
Net loss	(158,992)	(1,686,528)	(248,398)

Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments, net of tax of nil	40,797	(39,299)	(5,789)

Other comprehensive income, net of tax of nil	40,797	(39,299)	(5,789)

Comprehensive loss	(118,195)	(1,725,827)	(254,187)

Comprehensive income attributable to noncontrolling interest and redeemable noncontrolling interest	(6,884)	(7,441)	(1,096)

Comprehensive loss attributable to 21Vianet Group, Inc.	(125,079)	(1,733,268)	(255,283)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

21VIANET GROUP, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the nine months periods ended September 30,
	2019	2020
	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(158,992)	(1,686,528)	(248,398)
Adjustments to reconcile net loss to net cash generated from operating activities:
Foreign exchange loss, net	50,507	(72,629)	(10,697)
Depreciation and amortization	572,563	688,066	101,341
Loss on disposal of property and equipment and intangible assets	449	1,069	157
Allowance for doubtful accounts	485	1,072	158
Share-based compensation expense	35,327	54,770	8,067
Deferred income tax (benefits) loss	(23,631)	11,447	1,686
Loss from equity method investments	30,298	4,325	637
Changes in the fair value of convertible promissory notes (Note 16)	—	1,587,115	233,757
Lease expense	133,541	277,427	40,861
Gain from disposal of equity investments without readily determinable fair value	(5,536)	(258)	(38)
Loss on debt extinguishment	18,773	—	—
Changes in operating assets and liabilities, net of effects of acquisitions and disposals:
Accounts and notes receivable	(282,676)	(206,956)	(30,481)
Prepaid expenses and other current assets	(330,630)	303,272	44,667
Amounts due from related parties	(50,040)	(11,124)	(1,638)
Accounts and notes payables	38,508	29,598	4,359
Unrecognized tax (benefits) loss	(2,546)	1,430	211
Accrued expenses and other payables	97,792	147,230	21,684
Deferred revenue	3,262	(5,632)	(830)
Advances from customers	326,027	(440,711)	(64,910)
Income taxes payable	27,733	2,422	357
Deferred government grants	500	—	—
Amounts due to related parties	979	(3,526)	(519)
Lease liabilities	(124,596)	(251,467)	(37,037)

Net cash generated from operating activities	358,097	430,412	63,394

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

21VIANET GROUP, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF CASH FLOWS (Continued)

(Amounts in thousands of RMB and US$)

	For the nine months periods ended September 30,
	2019	2020
	RMB	RMB	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(790,604)	(1,700,819)	(250,504)
Purchases of intangible assets	(19,596)	(25,159)	(3,706)
Proceeds from disposal of property and equipment	1,514	1,641	242
Proceeds from disposal of land use right	—	9,397	1,384
Collections of consideration for disposal of subsidiaries	—	5,802	855
Payments for short-term investments	(354,098)	(36,432)	(5,366)
Payment of loans to related parties	(66,704)	(62,531)	(9,210)
Receipt of loans to third parties	—	30,000	4,419
Proceeds received from maturity of short-term investments	242,092	318,956	46,977
Proceeds from disposal of long-term investments	14,288	1,923	283
Payments for long-term investments	(5,000)	—	—
Payments for deposit for acquiring data center	(82,536)	(112,400)	(16,555)
Collection of deposit for acquiring data center	—	3,000	442
Payment for acquisitions, net of cash receipt	(68,196)	(151,276)	(22,281)
Cash receipt from related party due to restructuring (Note 19)	67,563	140,738	20,729

Net cash used in investing activities	(1,061,277)	(1,577,160)	(232,291)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of loan from a related party	(47,893)	—	—
Proceeds from exercise of stock options	425	2,364	348
Proceeds from issuance of ordinary shares	—	2,680,706	394,825
Proceeds from Series A perpetual convertible preferred shares (Note 15)	—	1,058,325	155,874
Payment of issuance cost of Series A perpetual convertible preferred shares	—	(2,021)	(298)
Proceeds from issuance of convertible promissory notes (Note 16)	—	1,409,385	207,580
Payment of cost of convertible promissory notes (Note 16)	—	(18,762)	(2,763)
Proceeds from issuance of 2020/2021 Notes	2,012,084	—	—
Payment of issuance cost of 2020/2021 Notes	(35,610)	—	—
Repurchase of 2020 Notes	(1,148,092)	—	—
Repayment of 2020 Notes	—	(915,543)	(134,845)
Proceeds from short-term bank borrowings	230,000	34,000	5,008
Repayment of short-term bank borrowings	(50,000)	(230,000)	(33,875)
Proceeds from long-term bank borrowings	—	433,623	63,866
Repayment of long-term bank borrowings	(72,110)	(16,000)	(2,357)
Payments for purchase of property and equipment through finance leases	(242,127)	(288,483)	(42,489)
Repayment of loan from third parties	—	(133,725)	(19,696)
Repayment and deposits for financing arrangements	(15,549)	(70,268)	(10,349
Contribution from noncontrolling interest in subsidiaries	4,089	10,140	1,493
Proceeds from financing arrangements	—	374,448	55,150
Repayment of notes payable	(95,565)	—	—
Net cash generated from financing activities	539,652	4,328,189	637,472

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	90,616	(84,307)	(12,417)
Net increase in cash and cash equivalents and restricted cash	(72,912)	3,097,134	456,158
Cash and cash equivalents and restricted cash at beginning of period	2,661,021	2,357,177	347,175

Cash and cash equivalents and restricted cash at end of period	2,588,109	5,454,311	803,333

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

21VIANET GROUP, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF CASH FLOWS (Continued)

(Amounts in thousands of RMB and US$)

	For the nine months periods ended September 30,
	2019	2020
	RMB	RMB	US$
Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	2,092,427	5,204,689	766,568
Restricted cash-current	426,385	178,949	26,356
Restricted cash-non-current	69,297	70,673	10,409

Total cash and cash equivalents and restricted cash	2,588,109	5,454,311	803,333

Supplemental disclosures of cash flow information:
Income taxes paid	(29,267)	(52,558)	(7,741)
Interest paid	(124,641)	(170,262)	(25,077)
Interest received	41,420	29,815	4,391
Supplemental disclosures of non-cash activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	176,195	294,254	43,339
Purchase of property and equipment through finance leases	140,621	131,518	19,371
Purchase of property and equipment included in accrued expenses and other payables	404,066	348,213	51,286
Purchase of intangible assets included in accrued expenses and other payables	(472)	3,523	519

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

 21VIANET GROUP, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Amounts in thousands of RMB and US$, except for number of shares)

	Number of ordinary shares	Treasury Stock	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Statutory reserves	Accumulated deficit	Total 21Vianet Group, Inc. shareholders' equity	Noncontrolling interest	Total shareholders' equity
Balance as of January 1, 2019	674,356,266	(337,683)	46	9,141,494	85,979	42,403	(3,838,032)	5,094,207	268,977	5,363,184
Consolidated net loss	—	—	—	—	—	—	(165,876)	(165,876)	6,884	(158,992)
Contribution by noncontrolling interest	—	—	—	—	—	—	—	—	4,089	4,089
Foreign exchange difference	—	—	—	(78)	40,797	—	—	40,719	—	40,719
Issuance of new shares	—	—	—	—	—	—	—	—	—	—
Issuance of new shares for share option exercise and restricted share units vested	304,200	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	38,371	—	—	—	38,371	—	38,371
Appropriation of statutory reserves	—	—	—	—	—	1,435	(1,435)	—	—	—
Share issued to depository bank	6,700,002	—	—	—	—	—	—	—	—	—
Share repurchase	—	—	—	—	—	—	—	—	—	—
Share options exercised	33,769	—	—	425	—	—	—	425	—	425
Restricted share units vested	2,038,980	—	—	—	—	—	—	—	—	—
Settlement of share options with shares held by depository bank	(2,072,749)	—	—	—	—	—	—	—	—	—

Balance as of September 30, 2019	681,360,468	(337,683)	46	9,180,212	126,776	43,838	(4,005,343)	5,007,846	279,950	5,287,796

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

 21VIANET GROUP, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Continued)

(Amounts in thousands of RMB and US$, except for number of shares)

	Number of ordinary shares	Treasury Stock	Ordinary shares	Additional paid-in capital	Series A perpetual convertible preferred shareholders	Accumulated other comprehensive income	Statutory reserves	Accumulated deficit	Total 21Vianet Group, Inc. shareholders' equity	Noncontrolling interest	Total shareholders' equity
Balance as of January 1, 2020	679,963,488	(349,523)	46	9,202,567	—	77,904	60,469	(4,038,390)	4,953,073	278,555	5,231,628
Consolidated net loss	—	—	—	—	—	—	—	(1,693,969)	(1,693,969)	7,441	(1,686,528)
Contribution by noncontrolling interest	—	—	—	—	—	—	—	—	—	35,725	35,725
Cumulative adjustment for changes in accounting policy	—	—	—	—	—	—	—	(2,740)	(2,740)	—	(2,740)
Issuance of new shares	117,300,000	—	8	2,680,698	—	—	—	—	2,680,706	—	2,680,706
Issuance of perpetual convertible preferred shares	—	—	—	—	1,044,831	—	—	—	1,044,831	—	1,044,831
Deemed distribution to perpetual convertible preferred shareholders	—	—	—	470,643	—	—	—	(470,643)	—	—	—
Cancellation of shares issued in prior years	(104,304)	—	—	—	—	—	—	—	—	—	—
Conversion of convertible promissory notes	12,499,998	—	1	376,760	—	—	—	—	376,761	—	376,761
Foreign exchange difference	—	—	—	140	—	(39,299)	—	—	(39,159)	—	(39,159)
Share-based compensation	—	—	—	56,855	—	—	—	—	56,855	—	56,855
Appropriation of statutory reserves	—	—	—	—	—	—	(439)	439	—	—	—
Share options exercised	449,976	—	—	2,364	—	—	—	—	2,364	—	2,364
Restricted share units vested	2,350,320	—	—	—	—	—	—	—	—	—	—
Settlement of share options with shares held by depository bank	(2,800,296)	—	—	—	—	—	—	—	—	—	—

Balance as of September 30, 2020	809,659,182	(349,523)	55	12,790,027	1,044,831	38,605	60,030	(6,205,303)	7,378,722	321,721	7,700,443

Balance as of September 30, 2020 US$		(51,479)	8	1,883,767	153,887	5,686	8,841	(913,942)	1,086,768	47,384	1,134,152

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, unless otherwise stated)

1. ORGANIZATION

        21Vianet Group, Inc. was incorporated under the laws of the Cayman Islands on October 16, 2009 and its principal activity is investment holding. The Company through its consolidated subsidiaries and variable interest entities (the "VIEs") are principally engaged in the provision of hosting and related services.

(a)
VIE disclosures

        Except for certain property, leasehold improvements and land use right with total carrying amounts of RMB215,968 (US$31,809) that were pledged to secure banking borrowings granted to the Company (Note 11), there were no pledges or collateralization of the Consolidated VIEs' assets. Creditors of the Consolidated VIEs have no recourse to the general credit of the primary beneficiaries of the Consolidated VIEs, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The Consolidated VIEs operate the data centers and own facilities including data center buildings, leasehold improvements, fiber optic cables, computers and network equipment, which are recognized in the Company's consolidated financial statements. They also hold certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company's consolidated balance sheets as such assets were all acquired or internally developed with insignificant cost and expensed as incurred. In addition, the Company also hires data center operation and marketing workforce for its daily operations and such costs are expensed when incurred. The Company has not provided any financial or other support that it was not previously contractually required to provide to the Consolidated VIEs during the periods presented.

        The following tables represent the financial information of the Consolidated VIEs as of December 31, 2019 and September 30, 2020 and for the nine months periods ended September 30, 2019 and 2020 before eliminating the intercompany balances and transactions between the Consolidated VIEs and other entities within the Company:

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	591,503	569,670	83,903
Restricted cash	260,961	178,942	26,355
Accounts receivable (net of allowance for doubtful debt of RMB66,416 and RMB66,250 (US$9,759) as of December 31, 2019 and September 30, 2020, respectively)	513,440	720,788	106,161
Prepaid expenses and other current assets	1,371,564	1,141,615	168,142
Amounts due from related parties	57,982	62,482	9,203

Total current assets	2,795,450	2,673,497	393,764

Non-current assets:
Property and equipment, net	3,580,341	4,837,188	712,441
Intangible assets, net	151,722	347,282	51,149
Land use rights, net	58,588	47,031	6,927

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, unless otherwise stated)

1. ORGANIZATION (Continued)

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
Operating lease right-of-use assets, net	1,144,846	1,162,075	171,155
Goodwill	302,647	308,110	45,380
Restricted cash	66,119	67,002	9,868
Deferred tax assets	180,959	147,934	21,788
Amounts due from related parties	20,654	20,229	2,979
Other non-current assets	262,685	387,322	57,046
Long-term investments	189,571	169,067	24,901

Total non-current assets	5,958,132	7,493,240	1,103,634

Total assets	8,753,582	10,166,737	1,497,398

Current liabilities:
Short-term bank borrowings	232,323	36,323	5,350
Accounts and notes payable	211,710	242,872	35,771
Accrued expenses and other payables	622,160	944,853	139,162
Advance from customers	1,068,692	627,981	92,492
Deferred revenue	52,088	44,021	6,484
Income tax payable	8,175	13,127	1,933
Amounts due to inter-companies(1)	2,786,838	3,881,505	571,684
Amounts due to related parties	56,977	52,916	7,794
Current portion of finance lease liabilities	220,363	346,012	50,962
Current portion of long-term bank borrowings	32,500	37,000	5,450
Deferred government grants	2,595	2,074	305
Current portion of operating lease liabilities	410,422	441,028	64,956

Total current liabilities	5,704,843	6,669,712	982,343

Non-current liabilities:
Amounts due to inter-companies(1)	1,020,972	1,020,972	150,373
Amounts due to related parties	745,899	742,611	109,375
Long-term bank borrowings	79,500	221,758	32,661
Non-current portion of finance lease liabilities	549,669	721,732	106,300
Unrecognized tax benefits	1,991	3,507	517
Deferred tax liabilities	82,725	135,923	20,019
Deferred government grants	5,906	4,551	670
Non-current portion of operating lease liabilities	529,546	509,630	75,060

Total non-current liabilities	3,016,208	3,360,684	494,975

Total liabilities	8,721,051	10,030,396	1,477,318

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, unless otherwise stated)

1. ORGANIZATION (Continued)

	For the nine months periods ended September 30,
	2019	2020
	RMB	RMB	US$
Net revenues	2,066,344	2,790,334	410,972
Net profit	41,615	80,965	11,925

	For the nine months periods ended September 30,
	2019	2020
	RMB	RMB	US$
Net cash generated from operating activities	288,584	516,979	76,143
Net cash used in investing activities	(533,901)	(1,507,547)	(222,038)
Net cash generated from financing activities	243,769	887,599	130,729
Net decrease in cash and cash equivalents and restricted cash	(1,548)	(102,969)	(15,166)

(1)
Amounts due to inter-companies consist of intercompany payables to the other companies within the Company for the purchase of telecommunication resources and property and equipment on behalf of the Consolidated VIEs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a)
  Basis of presentation

        The accompanying unaudited interim condensed consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission regarding financial reporting that are consistent with those used in the preparation of the Company's audited consolidated financial statements for the years ended December 31, 2019 and 2018. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

        In the opinion of the Company's management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the nine months periods ended September 30, 2020 are not necessarily indicative of results to be expected for any other interim period or for the year ending December 31, 2020. The condensed consolidated balance sheet as of December 31, 2019 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and related footnotes for the year ended December 31, 2019.

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (b)
  Use of estimates

        The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant estimates and assumptions reflected in the Company's financial statements include, but are not limited to, estimating the useful lives of long-lived assets, determining the fair value of equity investments, accounting for investments and the subsequent impairment assessment, determining the allowance for credit losses for financial assets, determining the valuation allowance for deferred tax assets, accounting for share-based compensation arrangements, goodwill and long-lived assets impairment assessment, measurement of right-of-use assets and lease liabilities, determining the fair value of convertible promissory notes and assessing the initial valuation of the assets acquired and liabilities assumed in a business combination. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited interim condensed consolidated financial statements.

  (c)
  Convenience translation

        Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.7896 on September 30, 2020, the last business day in September 2020, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

  (d)
  Accounts receivable and allowance for doubtful debt

        Accounts receivable are carried at net realizable value. An allowance for credit losses for financial assets, including accounts receivable, carried at amortized cost to present the net amount expected to be collected as of the balance sheet date. Such allowance is based on credit losses expected to arise over the life of the asset's contractual term, which includes consideration of prepayments. Assets are written off when the Company determines that such financial assets are deemed uncollectible and are recognized as a deduction from the allowance for credit losses. Expected recoveries of amounts previously written off, not to exceed the aggregate of the amount previously written off, are included in determining the necessary reserve at the balance sheet date. The Company pools financial assets based on similar risk characteristics to estimate expected credit losses. The Company estimates expected credit losses on financial assets individually when those assets do not share similar risk characteristics. The Company closely monitors its accounts receivable including timely account reconciliations, detailed reviews of past due accounts, updated credit limits, and monthly analysis of the adequacy of their reserve for credit losses.

        The Company utilizes a loss rate approach to determine lifetime expected credit losses for its financial assets. This method is used for calculating an estimate of losses based primarily on the Company's historical loss experience. In determining loss rates, the Company evaluates information related to historical losses, adjusted for current conditions and further adjusted for the period of time that the Company can reasonably forecast. The Company has concluded that it can reasonably support

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

a forecast period for the contractual life of its financial assets. Qualitative and quantitative adjustments related to current conditions and the reasonable and supportable forecast period consider the following: the customer or vendor's creditworthiness, changes in the policy and procedures to establish customer credit limits, changes in the payment terms of receivables, existence and effect of any concentration of credit and changes in the level of such concentrations, and the effects of other external forces such as the current and forecasted direction of the economic and business environment. On January 1, 2020, the Company adopted ASC326, Financial Instruments-Credit Losses, using modified-retrospective transition approach. Following the adoption of this guidance, a cumulative-effect adjustment in accumulated deficit of RMB2,740 was recognized as of January 1, 2020. For the nine months period ended September 30, 2020, the Company reversed credit losses of RMB1,072 (US$158).

  (e)
  Revenue recognition

        The Company provides hosting and related services including hosting of customers' servers and networking equipment, connecting customers' servers with internet backbones ("Hosting service"), virtual private network services providing encrypted secured connection to public internet ("VPN service") and other value-added services and public cloud service through strategic partnership with Microsoft.

        On January 1, 2018, the Company adopted ASU No. 2014-09, Re venue from Contracts with Customers ("ASC 606").Under ASC 606, an entity recognizes revenue as the Company satisfies a performance obligation when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.

        Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. The Company recognizes revenue based on the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

        The Company is a principal and records revenue on a gross basis when the Company is primarily responsible for fulfilling the service, has discretion in establishing pricing and controls the promised service before transferring that service to customers. Otherwise, the Company records revenue at the net amounts as commissions.

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company's revenue recognition policies are as follows:

        Hosting services are services that the Company dedicates data center space to house customers' servers and networking equipment and provides tailored server administration services including operating system support and assistance with updates, server monitoring, server backup and restoration, server security evaluation, firewall services, and disaster recovery. The Company also provides interconnectivity services to connect customers with each other, internet backbones in China and other networks through Border Gateway Protocol, or BGP, network, or single-line, dual-line or multiple-line networks. Hosting services are typically provided to customers for a fixed amount over the contract service period and the related revenues are recognized on a straight-line basis over the term of the contract. For certain contracts where considerations are based on the usage of the Hosting services, the related revenues are recognized based on the consumption at the predetermined rate as the services are rendered throughout the contact term. The Company is a principal and records revenue for Hosting service on a gross basis.

        VPN services are services that the Company extends customers' private networks by setting up secure and dedicated connections through the public internet. VPN services are provided to customers for a fixed amount over the contract service period and revenue is recognized on a straight-line basis over the term of the contract. The Company is a principal and records revenue for VPN service on a gross basis.

        The Company partners with Microsoft to provide Cloud services that allow enterprise and individual customers to run their applications over the internet using the IT infrastructure. Cloud services are generally charged by the Company to the end customers for a fixed amount or based on the actual usage of the cloud resources at predetermined rates over the subscription period, which in general is one year. The Company fulfils its performance obligation of facilitating Microsoft to provide the Cloud services to the end customers by providing, but not limited to, contract processing management, billing, payment collection, maintenance, help desk supports and certain IT infrastructure services. These are considered as a series of distinct services that are substantially the same and have the same pattern of transfer to the customer; therefore, they are accounted for as a single performance obligation that is satisfied over time. The corresponding consideration that the Company is entitled to is recognized as revenue using a time-based method since this best depicts the pattern of the control transfer. Revenue from Cloud services consists of monthly incentive revenues received from Microsoft upon completion of certain conditions and gross billing amount received from end customers net of considerations remitted by the Company to Microsoft. When the contract is modified to add distinct services to the single performance obligation for additional fees, such changes are accounted for prospectively as a termination of the old contract and the creation of a new contract.

        For certain arrangements, customers are required to pay the Company before the services are delivered. The Company recognizes a contract liability in the consolidated balance sheets, depending on the relationship between the Company's performance and the customer's payment. Contract liabilities are mainly related to fee received for Hosting services to be provided over the contract period, which are presented as deferred revenue on the consolidated balance sheets.

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Deferred revenue represents the Company's obligation to transfer the goods or services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. As of December 31, 2019 and September 30, 2020, the Company has deferred revenue amounting to RMB57,625 and RMB51,993 (US$7,658), respectively. Revenue recognized from opening deferred revenue balance was RMB45,791 (US$6,744) for the nine months period ended September 30, 2020.

        Part of the Company's Hosting service contains lease and non-lease components. The Company elected to adopt the practical expedient which allows lessors to combine lease and non-lease components and account for them as one component if 1) the timing and pattern of transfer of the lease component and non-lease component is the same; 2) the lease component should be classified as an operating lease if it were accounted for separately. The combined component is accounted for in accordance with the current lease accounting guidance ("ASC 842") if the lease component is predominant, and in accordance with the ASC 606 if the non-lease component is predominant. In general, the Company has determined that the non-lease component is the predominant component in Hosting service. Therefore, the Company has accounted for the combined component in accordance with ASC 606.

        The Company does not disclose the value of unsatisfied performance obligations as the Company's revenue contracts are (i) contracts with an original expected length of one year or less or (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for services performed.

  (f)
  Loss per share

        In accordance with ASC Topic 260, Earnings per Share ("ASC 260"), basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the period using two-class method. Under the two-class method, net loss is allocated between ordinary shares and participating securities based on their participating rights. The Company's Series A Preferred Shares are participating securities. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders using two-class method as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Contingently issuable shares, including performance-based share awards and contingent considerations to be settled in shares, are included in the computation of basic earnings per share only when there is no circumstance under which those shares would not be issued. Contingently issuable shares are included in the denominator of the diluted loss per share calculation as of the beginning of the period or as of the inception date of the contingent share arrangement, if later, only when dilutive and when all the necessary conditions have been satisfied as of the reporting period end. For contracts that may be settled in ordinary shares or in cash at the election of the Company, share settlement is presumed, pursuant to which incremental shares relating to the number of shares that would be required to settle the contract are included in the denominator of diluted loss per share calculation if the effect is more dilutive. For the contracts that may be settled in ordinary shares or in cash at the election of the counterparty, the more dilutive option of cash or share settlement is used for the purposes of diluted loss per share calculation, pursuant to which share settlement requires the number of shares that would be required to settle the

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

contract be included in the denominator whereas cash settlement requires an adjustment to be made to the numerator for any changes in income or loss that would result as if the contract had been classified as an asset or a liability for accounting purposes during the period for a contract that is classified as equity for accounting purposes, if the effect is more dilutive. Ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of the share options, using the treasury stock method and shares issuable upon the conversion of the Company's Series A Preferred Shares and convertible promissory notes using the if-converted method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive.

  (g)
  Recent accounting pronouncements

        In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which is elective, and provides for optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The Company is currently evaluating the impact of reference rate reform and potential impact of adoption of these elective practical expedients on its condensed consolidated financial statements and will consider the impact of adoption during its analysis. The amendments apply only to contracts and hedging relationships that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. These amendments are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022.

3. ACQUISITION OF SUBSIDIARIES

  Acquisition in 2020

  Shanghai Shuzhong

        On June 30, 2020, as part of its business strategy to expand the existing hosting service, the Company through its subsidiary, Shanghai Shilian Technology Co., Ltd. ("SH Shilian"), acquired 100% of the equity interests in Shanghai Shuzhong Investment Management Co., Ltd. ("SH Shuzhong") which primarily provides internet data center service from a third party selling shareholder, for a total cash consideration of RMB36,667 (US$5,400). As SH Shuzhong is in operations and possess all the elements that are necessary to conduct normal operations as a business, such acquisition is accounted for as a business acquisition. The initial accounting is incomplete as the valuations of certain property and equipment an liabilities are provisional.

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, unless otherwise stated)

3. ACQUISITION OF SUBSIDIARIES (Continued)

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition:

	RMB	US$
Current assets	44,774	6,595
Other non-current assets	1,685	248
Property and equipment, net	348,475	51,325
Purchased software	23	3
Operating lease right-of-use assets, net	81,034	11,935
Customer contract	33,500	4,934
Deferred tax assets	14,848	2,187

Total assets acquired	524,339	77,227
Other current liabilities	(406,932)	(59,935)
Operating lease liabilities	(45,034)	(6,633)
Deferred tax liabilities	(41,169)	(6,063)

Total liabilities assumed	(493,135)	(72,631)

Net assets acquired	31,204	4,596
Purchase consideration	36,667	5,400

Goodwill	5,463	804

        The revenue and net profit since the acquisition date included in the consolidated statement of operations for the nine months periods ended September 30, 2020 were RMB20,958 (US$3,087) and RMB4,040 (US$595), respectively.

        The goodwill, which is not tax deductible, is primarily attributable to synergies expected to be achieved from the acquisition.

  Shulifang

        On June 24, 2020, the Company through its subsidiary, SH Shilian, entered into a share purchase agreement to acquire 100% equity interests in Sanhe Shulifang Information Technology Co., Ltd. ("Shulifang") at a total cash consideration of RMB43,000 (US$6,333) in installment upon achievement of certain conditions which is accounted as contingent consideration and the corresponding asset will only be recognized when the contingency is resolved. The purpose is to establish a new data center. As Shulifang does not possess all the elements that are necessary to conduct normal operations as a business and had not yet commenced operations, such acquisition is accounted for as an acquisition of assets. The transaction was closed on July 21, 2020. As of September 30, 2020, the condition of the last contingent consideration amounted to RMB10,000 (US$1,473) was not yet met. The contingent

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, unless otherwise stated)

3. ACQUISITION OF SUBSIDIARIES (Continued)

consideration obligation is not accounted for until the contingency is resolved. Carrying amount of the net identifiable assets of Shulifang were as follows:

	RMB	US$
Net assets acquired:
Operating permits	45,134	6,647
Cash and cash equivalents	53	8
Other current assets	601	89
Operating lease right-of-use assets, net	15,206	2,240
Other non-current assets	15,409	2,269
Operating lease liabilities	(15,206)	(2,240)
Other current liabilities	(16,913)	(2,491)
Deferred tax liabilities	(11,284)	(1,662)
Total consideration in cash	33,000	4,860

  LF Huahai

        On September 11, 2020, the Company through its subsidiary, SH Shilian, acquired 69.93% equity interests in Langfang Huahai Internet Technology Co., Ltd. ("LF Huahai") at a total cash consideration of RMB59,500 (US$8,763). The purpose is to establish a new data center with the acquired property. As LF Huahai does not possess all the elements that are necessary to conduct normal operations as a business and had not yet commenced operations, such acquisition is accounted for as an acquisition of assets. Carrying amount of the net identifiable assets of LF Huahai were as follows:

	RMB	US$
Net assets acquired:
Operating permits	119,531	17,605
Cash and cash equivalents	124	18
Other current assets	4,088	602
Operating lease right-of-use assets, net	183,174	26,978
Other non-current assets	27,524	4,054
Other current liabilities	(35,600)	(5,243)
Operating lease liabilities	(183,873)	(27,082)
Deferred tax liabilities	(29,883)	(4,401)
Noncontrolling interests	(25,585)	(3,768)
Total consideration in cash	59,500	8,763

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, unless otherwise stated)

4. ACCOUNTS AND NOTES RECEIVABLE, NET

        Accounts and notes receivable and the allowance for doubtful debt consisted of the following:

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
Accounts receivable	722,840	949,353	139,825
Notes receivable	2,146	2,344	345
Allowance for doubtful debt	(67,828)	(67,795)	(9,985)

	657,158	883,902	130,185

        As of December 31, 2019 and September 30, 2020, all accounts and notes receivable were due from third party customers. An analysis of the allowance for doubtful debt, considering the adoption of ASC 326 since January 1, 2020, was as follows:

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
Balance at beginning of the year/period	70,970	67,828	9,990
Cumulative adjustment for changes in accounting policy	—	2,740	403
Additional provision charged to expense	485	1,072	158
Write-off of accounts receivable	(3,627)	(3,845)	(566)

Balance at the end of the year/period	67,828	67,795	9,985

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

        Prepaid expenses and other current assets consisted of the following:

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
Prepaid expenses	878,155	480,540	70,776
Tax recoverables	570,913	751,399	110,669
Staff advances	1,866	1,267	187
Interest receivables	14,359	5,309	782
Deposits	17,391	17,338	2,554
Loans to third parties	73,557	5,438	801
Others	61,908	67,172	9,892

	1,618,149	1,328,463	195,661

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, unless otherwise stated)

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS (Continued)

        Prepaid expenses mainly represented the unamortized portion of prepayments made to Microsoft for the cloud computing services, the prepayments to telecommunication operators for bandwidth, data centers or cabinets and the prepayments for office expense.

6. PROPERTY AND EQUIPMENT, NET

        Property and equipment, including those held under finance leases, consisted of the following:

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
At cost:
Property	899,609	1,011,115	148,921
Leasehold improvements	1,458,749	2,415,604	355,780
Computer and network equipment	3,539,709	4,745,709	698,967
Optical fibers	142,723	142,723	21,021
Office equipment	22,102	30,075	4,429
Motor vehicles	2,308	2,668	393

	6,065,200	8,347,894	1,229,511
Less: accumulated depreciation	(2,514,800)	(3,044,188)	(448,360)

	3,550,400	5,303,706	781,151
Construction-in-progress	1,893,165	1,880,765	277,007

	5,443,565	7,184,471	1,058,158

        Depreciation expense was RMB515,778 and RMB630,132 (US$92,808) for the nine months periods ended September 30, 2019 and 2020, respectively, and was included in the following captions:

	For the nine months periods ended September 30,
	2019	2020
	RMB	RMB	US$
Cost of revenues	478,185	588,293	86,646
Sales and marketing expenses	1,386	1,686	248
General and administrative expenses	22,005	22,137	3,260
Research and development expenses	14,202	18,016	2,654

	515,778	630,132	92,808

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, unless otherwise stated)

6. PROPERTY AND EQUIPMENT, NET (Continued)

        The carrying amounts of the Company's property and equipment held under finance leases at respective balance sheet dates were as follows:

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
Property	365,353	421,656	62,103
Computer and network equipment	639,311	1,088,920	160,381
Optical fibers	142,723	142,723	21,021

	1,147,387	1,653,299	243,505
Less: accumulated depreciation	(408,196)	(622,015)	(91,613)

	739,191	1,031,284	151,892
Construction-in-progress	659,014	871,339	128,334

	1,398,205	1,902,623	280,226

        Depreciation of property, computer and network equipment and optical fibers under finance leases was RMB155,545 and RMB212,984 (US$31,369) for the nine months periods ended September 30, 2019 and 2020, respectively.

        The carrying amounts of property and equipment pledged by the Company to secure banking borrowings (Note 11) granted to the Company at the respective balance sheet dates were as follows:

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
Property	137,585	267,120	39,342
Leasehold improvements	66,162	65,077	9,585

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, unless otherwise stated)

7. INTANGIBLE ASSETS, NET

        The following table presented the Company's intangible assets as of the respective balance sheet dates:

	Purchased software	Radio spectrum license	Operating Permits	Contract backlog	Customer relationships	Licenses	Supplier relationships	Trade names	Customer contract	Non- compete agreements	Internal use software	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Intangible assets, net January 1, 2019	47,254	72,908	—	5,162	112,961	3,883	17,070	90,591	—	44	5,440	355,313
Additions	11,128	—	100,380	—	—	—	—	—	—	—	13,189	124,697
Foreign currency translation difference	413	1,200	—	—	—	—	—	—	—	—	—	1,613
Amortization expense	(16,068)	(8,985)	(3,136)	(5,162)	(24,921)	(385)	(3,074)	(5,813)	—	(44)	(3,440)	(71,028)
Intangible assets, net December 31, 2019	42,727	65,123	97,244	—	88,040	3,498	13,996	84,778	—	—	15,189	410,595

Additions	10,555	—	164,665	—	—	—	—	—	33,500	—	6,906	215,626
Disposals	(641)	—	—	—	—	—	—	—	—	—	—	(641)
Foreign currency translation difference	(8)	(1,551)	—	—	—	—	—	—	—	—	—	(1,559)
Amortization expense	(9,999)	(6,578)	(2,657)	—	(18,640)	(289)	(2,306)	(4,360)	(1,795)	—	(5,430)	(52,054)
Intangible assets, net September 30, 2020	42,634	56,994	259,252	—	69,400	3,209	11,690	80,418	31,705	—	16,665	571,967

Intangible assets, net September 30, 2020 (US$)	6,279	8,394	38,184	—	10,222	473	1,722	11,844	4,670	—	2,454	84,242

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, unless otherwise stated)

7. INTANGIBLE ASSETS, NET (Continued)

        Contract backlog relates to the order placed by the customers that have yet to be delivered at the acquisition date. Customer relationships relate to the relationships that arose as a result of existing customer agreements acquired and is derived from the estimated net cash flows that are expected to be derived from the expected renewal of these existing customer agreements after subtracting the estimated net cash flows from other contributory assets. Customer contract related to existing customer agreements acquired and is derived from the estimated net cash flows that are expected to be derived over the contractual period of the existing customer agreements after subtracting the estimated net cash flows from other contributory assets. Licenses mainly represented the telecommunication service license in relation to virtual private network services. Supplier relationships relate to the relationships that arose as a result of existing bandwidth supply agreements with certain network operators, which were valued using a replacement cost method given the relative ease of replacement. Trade names mainly relate to the trade names of Dermot Entities. Operating permits relate to the government authorized high-capacity utilities in the assets acquisitions (Note 3).

        The intangible assets are amortized using the straight-line method, which is the Company's best estimate of how these assets will be economically consumed over their respective estimated useful lives ranging from 1 to 32 years.

        Amortization expenses were approximately RMB54,388 and RMB52,054 (US$7,667) for the nine months periods ended September 30, 2019 and 2020, respectively.

8. LAND USE RIGHTS, NET

        Land use rights held by the Company represent operating lease prepayments and are amortized over the remaining term of the respective rights.

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
Cost	249,804	278,138	40,965
Accumulated amortization	(16,650)	(20,738)	(3,054)

Land use rights, net	233,154	257,400	37,911

        The carrying amounts of land use rights pledged by the Company to secure banking borrowings (Note 11) granted to the Company at the respective balance sheet dates were as follows:

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
Land use rights	15,989	117,837	17,355

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, unless otherwise stated)

9. GOODWILL

        The changes in the carrying amount of goodwill were as follows:

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
Balance at the beginning of the year/period	989,530	989,530	145,742
Additions	—	5,463	805
Impairment	—	—	—

Balance as the end of the year/period	989,530	994,993	146,547

        As of December 31, 2019 and September 30, 2020, the Company has performed a qualitative assessment for hosting and related services reporting unit and no impairment loss was recorded.

10. LONG-TERM INVESTMENTS

        The Company's long-term investments consisted of the following:

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
Equity investments without readily determinable fair values	43,824	30,324	4,466
Equity method investments	124,116	119,189	17,555
Available-for-sale debt investments	1,713	1,713	252

	169,653	151,226	22,273

  Equity investments without readily determinable fair values

        The Company disposed equity investments without readily determinable fair value at a consideration of RMB13,122 and RMB13,500 (US$1,988) for the nine months periods ended September 30, 2019 and 2020, respectively.

        The investment income recongnized in other income within the statements of operations comprised of dividend income of RMB458 and RMB615 (US$91), and disposal gain of RMB5,536 and RMB258 (US$38) for the nine months periods ended September 30, 2019 and 2020, respectively. There were no unrealized gains and losses recognized for the nine months periods ended September 30, 2019 and 2020, respectively.

        No impairment loss of long-term investment was recorded for the nine months periods ended September 30, 2019 and 2020, respectively.

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, unless otherwise stated)

10. LONG-TERM INVESTMENTS (Continued)

  Equity method investments

	As of December 31, 2019			Increase (decrease) during the nine months periods ended September 30, 2020			As of September 30, 2020
	Cost of investments	Share equity gain (loss)	Investments in equity investee	Cost of investments	Share equity loss	Derecognize of share equity loss	Cost of investments	Share equity gain (loss)	Investments in equity investee	Investments in equity investee
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Yizhuang Fund	101,000	7,152	108,152	—	(3,683)	—	101,000	3,469	104,469	15,387
Shihua DC Holdings	29,068	(29,068)	—	(29,068)	—	29,068	—	—	—	—
Jingliang Inter Cloud	6,000	(1,928)	4,072	—	(564)	—	6,000	(2,492)	3,508	517
Jingliang Century Cloud	4,000	—	4,000	—	—	—	4,000	—	4,000	589
ZJK Energy	5,907	(1,945)	3,962	—	(673)	—	5,907	(2,618)	3,289	484
WiFire Entities	20,000	(20,000)	—	—	—	—	20,000	(20,000)	—	—
Qidi Chengxin	3,930	—	3,930	—	(7)	—	3,930	(7)	3,923	578

	169,905	(45,789)	124,116	(29,068)	(4,927)	29,068	140,837	(21,648)	119,189	17,555

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, unless otherwise stated)

10. LONG-TERM INVESTMENTS (Continued)

        In April 2012, the Company through its subsidiary, 21Vianet Beijing, entered into an agreement to invest in the Yizhuang Venture Investment Fund ("Yizhuang Fund") as a limited partner with an amount of RMB50,500. In December 2013, the Company made the second tranche of investment of another amount of RMB50,500 in the Yizhuang Fund, and held 27.694% of the investee as of December 31, 2019 and September 30, 2020. Given the Company holds more than three percent interest in the Yizhuang Fund as a limited partner, the investment is accounted for under the equity method as prescribed in ASC Subtopic 323-10, Investments—Equity Method ("ASC 323-10").

11. BANK BORROWINGS

        Bank borrowings were as follows as of the respective balance sheet dates:

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
Short-term bank borrowings	234,500	38,500	5,670
Long-term bank borrowings, current portion	32,500	44,500	6,554

	267,000	83,000	12,224
Long-term bank borrowings, non-current portion	79,500	485,123	71,451

Total bank borrowings	346,500	568,123	83,675

        The short-term bank borrowings outstanding as of December 31, 2019 and September 30, 2020 bore a weighted average interest rate of 4.56% and 4.42% per annum, respectively, and were denominated in RMB. These borrowings were obtained from financial institutions and have terms of two months to one year. The long-term bank borrowings (including current portion) outstanding as of December 31, 2019 and September 30, 2020 bore a weighted average interest rate of 5.28% and 5.56% per annum, respectively, and were denominated in RMB. These loans were obtained from financial institutions located in the PRC.

        As of December 31, 2019 and September 30, 2020, unused loan facilities for bank borrowings amounted to RMB326,068 and RMB368,282 (US$54,242), respectively.

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, unless otherwise stated)

11. BANK BORROWINGS (Continued)

        Bank borrowings as of December 31, 2019 and September 30, 2020 were secured by the following:

  December 31, 2019

Short-term bank borrowings	Secured by
(RMB)
34,500	Unsecured borrowings.
200,000	Secured by restricted cash of RMB215,816.

234,500

Long-term bank borrowings (including current portion)	Secured by
(RMB)
112,000	Secured by a subsidiary's fixed assets and land-use right with net book value of RMB203,747 and RMB15,989, respectively.

112,000

  September 30, 2020

Short-term bank borrowings	Secured by
(RMB)
38,500	Unsecured borrowing.
38,500

Long-term bank borrowings (including current portion)	Secured by
(RMB)
62,758	Unsecured borrowing.
100,000	Secured by a subsidiary's stock.
96,000	Secured by a subsidiary's fixed assets and land-use right with net book value of RMB200,289 (US$29,499) and RMB15,679 (US$2,309), respectively (Note 6/Note 8).
270,865	Secured by a subsidiary's fixed assets and land-use right with net book value of RMB131,908 (US$19,428) and RMB102,158 (US$15,046), respectively (Note 6/Note 8), and the subsidiary's stock.

529,623

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, unless otherwise stated)

12. ACCRUED EXPENSES AND OTHER PAYABLES

        The components of accrued expenses and other payables were as follows:

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
Payables for purchase of property, equipment and software	554,693	906,429	133,502
Payroll and welfare payable	179,195	186,686	27,496
Amounts due to the original shareholder for acquired entities(1)	—	102,066	15,033
Interest payable	58,961	81,251	11,967
Accrued service fee	52,746	42,215	6,218
Payables for acquisitions	47,805	47,805	7,041
Payables for office supplies and utilities	24,562	38,604	5,686
Value-added tax and other taxes payable	14,523	13,359	1,968
Others	46,450	33,307	4,905

	978,935	1,451,722	213,816

(1)
This represented the balance of unpaid cash consideration and the payables in other current liabilities due to original shareholders related to the acquisition of SH Shuzhong and LF Huahai (Note 3).

13. LEASES

        Leases are classified as operating leases or finance leases in accordance with ASC 842 since January 1, 2019. The Company's operating leases mainly related to building, office facilities and equipment and the rights to use the land in the PRC. For leases with terms greater than 12 months, the Company records the related asset and liability at the present value of lease payments over the term. Certain leases include rental escalation clauses, renewal options and/or termination options, which are factored into the Company's determination of lease payments when appropriate.

        For the nine months periods ended September 30, 2019 and 2020, lease cost for finance leases capitalized was immaterial.

	For the nine months periods ended September 30,
	2019	2020
	RMB	RMB	US$
Lease cost
Finance lease cost:
Depreciation	155,545	212,984	31,369
Interest expenses	93,495	104,366	15,371
Operating lease cost	154,192	350,617	51,640

Total lease cost	403,232	667,967	98,380

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, unless otherwise stated)

13. LEASES (Continued)

        Short-term lease cost and variable lease cost for operating leases and finance leases were immaterial for the nine months periods ended September 30, 2019 and 2020.

14. BONDS PAYABLE

        The aggregate required repayments of the principal amounts of the Company's long-term borrowings, including the bonds payable and bank borrowings (Note 11) in the succeeding five years and thereafter, are summarized in the following table:

	RMB	US$
For the remaining year ending December 31, 2020	17,000	2,504
For the year ending December 31,
2021	2,106,530	310,259
2022	85,500	12,593
2023	57,500	8,469
2024	62,500	9,205
2025	62,500	9,205
2026 and thereafter	181,123	26,677

15. PERPETUAL CONVERTIBLE PREFERRED SHARES

        In June 2020, the Company issued 150,000 Series A perpetual convertible preferred shares (the "Series A Preferred Shares") at the subscription price of 1,000 US dollars per subscribed share for a total cash consideration of US$150,000.

        The significant terms of the Series A Preferred Shares are summarized as follows:

  Dividends

        From and after the original issuance date, cumulative dividends on each Series A Preferred Share will accrue in arrears at the dividend rate of 4.5% per annum on the original issuance price of US$1,000 per subscribed share. All accrued dividends on any Series A Preferred Share will be paid in cash, when, as and if declared by the Board of Directors out of funds legally available therefor or upon a liquidation of the Company.

        Holders of the Series A Preferred Shares will also be entitled to receive any dividends declared by the Board of Directors on a pro rata basis with the ordinary shares determined on an as-converted basis. The dividends or distributions shall be distributed among all holders of ordinary shares and Series A Preferred Shares in proportion to the number of ordinary shares that would be held by each such holder if all Series A Preferred Shares had been converted to ordinary shares as of the record date fixed for determining those entitled to receive such distribution.

        For dividends on cumulative preferred stock classified in permanent equity, dividends are not recognized until declared by the Board of Directors. As of September 30, 2020, no dividend was declared by the Company and the cumulative dividend was US$1,812.

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, unless otherwise stated)

15. PERPETUAL CONVERTIBLE PREFERRED SHARES (Continued)

  Liquidation preference

        In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Shares will be entitled to be paid out of the assets of the Company available for distribution to its shareholders before any distribution or payment out of the assets of the Company will be made to the holders of ordinary shares at a preferential amount in cash equal to the greater of (i) the aggregate original issuance price of US$1,000 per Series A Preferred Shares, plus any unpaid, accrued and accumulated dividends on all such Series A Preferred Shares (whether or not declared) and (ii) the aggregate value that such holders of Series A Preferred Shares would have received had all holders of Series A Preferred Shares, immediately prior to such Liquidation, converted all Series A Preferred Shares then outstanding (together with any unpaid, accrued and accumulated dividends thereon) into Class A ordinary shares at the applicable conversion price then in effect.

        If the Company has insufficient assets to pay the holders of the Series A Preferred Shares the full preferential amount, (a) the holders of the Series A Preferred Shares will share ratably in any distribution of the remaining assets of the Company in proportion to the respective full preferential amounts which would otherwise be payable to each such holder in full, and (b) the Company will not make or agree to make, or set aside for the benefit of the holders of ordinary shares, any payments to the holders of ordinary shares.

  Conversion

        Series A Preferred Shares can be converted at any time at the option of the holder into Class A ordinary shares by dividing the original issuance price plus any unpaid, accrued and accumulated dividends up to, but excluding, the conversion date by the conversion price in effect immediately prior to such conversion. Series A Preferred Shares will be mandatorily converted into Class A ordinary shares at any time after six months from the original issuance date when the daily volume-weighted average price of the ADS ("VWAP") of certain period equals or exceeds the 200% of the conversion price per ADS ("Conversion Threshold").

        Conversion price is initially, US$2.8333 per Class A Ordinary Shares or US$17.00 per ADS and is subject to additional adjustments if the Company makes certain dilutive issuances of shares.

  Voting

        Each Series A Preferred Shares holder will be entitled to a number of vote equal to the number of Class A ordinary shares then issuable upon its conversion into Class A ordinary shares at the record date for determination of the shareholders entitled to vote on such matters, or, if no such record date is established, at the date when such vote is taken or any written consent of shareholders is solicited.

  Accounting for the Series A Preferred Shares

        The Series A Preferred Shares are classified as permanent equity and initially recorded at the issuance price at the time of closing. There were no embedded features that qualified for bifurcation and separate accounting in accordance with ASC 815-10, Derivatives and Hedging. As the time of closing, beneficial conversion features with the amount of US$66,615 was recorded as a reduction to

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, unless otherwise stated)

15. PERPETUAL CONVERTIBLE PREFERRED SHARES (Continued)

the respective preferred shares with an offsetting credit to additional paid-in capital. This amount was immediately accreted back as a deemed distribution to Series A perpetual convertible preferred shareholders.

16. CONVERTIBLE PROMISSORY NOTES

        During the nine months period ended September 30, 2020, a group of investors led by Goldman Sachs Asia Strategic Pte. Ltd. (the "Purchasers") subscribed and paid cash consideration of US$200,000 in aggregate for the Company's convertible promissory notes (the "Notes"). The Notes will mature in five years and, bear interest at the rate of 2% per annum from the issuance date which will be payable semiannually in arrears in cash.

  Conversion

        Purchasers have the option to convert all or a portion of the outstanding Notes and any accrued and unpaid interest, into ADSs at the conversion price at any time. The conversion price will initially be US$12.00 per ADS or will be subject to customary adjustments when the decrease in VWAP exceeds certain threshold. In addition, the conversion price will be adjusted in the event when the Company makes certain dilutive issuances of shares.

  Redemption upon maturity

        Unless previously redeemed or converted, the Company shall redeem the Notes on the maturity date in an amount equal to the sum of (i) 115% of the then outstanding principal amount of the Notes and (ii) the interest accrued but unpaid on the maturity date. The Company may not redeem the Notes at its option prior to the maturity date.

  Early redemption at the option of the Purchasers

        If any portion of the outstanding principal amount of the Notes has not been converted by the third anniversary of the date of issuance of the Notes, the Purchasers at their sole discretion will have the right to require the Company to redeem, in whole or in part, the outstanding principal amount of the Notes which has not been converted previously in an amount equal to the sum of (i) 109% of the outstanding principal amount and (ii) the interest accrued but unpaid on the outstanding principal amount.

        The Company elected to account for the Notes at fair value as a whole. Issuance costs including underwriting commissions and offering expenses were approximately RMB18,932 (US$2,788), which were recognized in earnings as incurred.

        In August 2020, Purchasers of the Notes exercised the right to convert 12,499,998 newly issued Class A ordinary shares at the conversion price of US$12 per ADS. Upon conversion, the fair value of converted portion was RMB377,260 (US$55,564) and issuance costs were approximately RMB500 (US$74), which were credited to capital accounts with the changes in the fair value up to the conversion date recorded in earning.

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, unless otherwise stated)

16. CONVERTIBLE PROMISSORY NOTES (Continued)

        The interest expense on the convertible promissory was recorded based on the stated rate of 2% in the interest expense within the consolidated statements of operations. The Company elected the fair value option in accordance with ASC 825 to subsequently remeasure the Notes.

        As of September 30, 2020, the fair value of the Notes was RMB2,539,118 (US$373,972), and the changes in fair value of convertible promissory notes of RMB1,587,115 (US$233,757) was recognized in the changes in the fair value of convertible promissory notes in the consolidated statement of operations for the nine months period ended September 30, 2020. The fair value changes related to instrument-specific risk is nil for the nine months period ended September 30, 2020.

17. SHARE-BASED COMPENSATION

  Option granted to employees

        In order to provide additional incentives to employees and to promote the success of the Company's business, the Company adopted a share incentive plan in 2010 (the "2010 Plan"). Under the 2010 Plan, the Company may grant options and RSUs to its employees, directors and consultants to purchase an aggregate of no more than 39,272,595 ordinary shares of the Company. The 2010 Plan was approved by the Board of Directors and shareholders of the Company on July 16, 2010. The 2010 Plan is administered by the Board of Directors or the Compensation Committee of the Board as set forth in the 2010 Plan (the "Plan Administrator"). All share options to be granted under the 2010 Plan have a contractual term of ten years and generally vest over 3 to 4 years in the grantee's option agreement.

        In order to further promote the success and enhance the value, the Company adopted a share incentive plan in 2014 (the "2014 Plan"). Under the 2014 Plan, the Company may issue an aggregate of no more than 20,461,380 shares ("Maximum Number") and such Maximum Number should be automatically increased by a number that is equal to 15% of the number of new shares issued by the Company from time to time. The maximum aggregate number of ordinary shares to be issued under 2014 Plan was subsequently amended to 39,606,817, as approved by the Board of Directors and shareholders of the Company on October 30, 2015. All share options, restricted shares and restricted share units to be granted under the 2014 Plan have a contractual term of ten years and generally vest over 3 to 4 years in the grantee's option agreement.

        In order to continuously attract and retain talents, the Company adopted a share incentive plan in 2020 (the "2020 Plan"). Under the 2020 Plan, the Company is authorized to issue an aggregate of 46,560,708 Class A ordinary shares of the Company (equal to the sum of (i) 5% of the Company's share capital as of the date hereof, calculated on an as-converted basis by taking into consideration all the convertible promissory notes issued and to be issued by the Company, and (ii) 7,562,532 Class A ordinary shares reserved under the "2010 Plan" and "2014 Plan" for future grants) will be reserved for future issuance. After adoption of the 2020 Plan, the Company will cease to grant any new awards under the 2010 Plan and 2014 Plan while the 2010 Plan and 2014 Plan and outstanding awards granted thereunder will remain effective and can be amended by the Company from time to time pursuant to the applicable terms thereto. The 2020 Plan was approved by the Board of Directors and shareholder of the Company on May 13, 2020.

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, unless otherwise stated)

17. SHARE-BASED COMPENSATION (Continued)

        Total share-based compensation expenses relating to share options and RSUs granted to employees recognized for the nine months periods ended September 30, 2019 and 2020 were as follows:

	For the nine months periods ended September 30,
	2019	2020
	RMB	RMB	US$
Cost of revenues	1,397	5,369	791
Sales and marketing expenses	(290)	3,385	499
General and administrative expenses	33,414	45,675	6,727
Research and development expenses	806	341	50

	35,327	54,770	8,067

18. TAXATION

        The income tax expenses for the nine months periods ended September 30, 2019 and 2020 were RMB30,123 and RMB68,126 (US$10,034), respectively.

        The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The carrying amount of deferred tax assets is reviewed on an entity-by-entity basis and is reduced by a valuation allowance to the extent that it is more-likely-than-not that the benefits of the deferred tax assets will not be realized in future years. The valuation allowance is determined based on the weight of positive and negative evidences including future reversals of existing taxable temporary differences and the adequacy of future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The estimated future taxable income involves significant assumptions of forecasted revenue growth that take into consideration of the Company's historical financial results, its plan of expending operating capacity as well as current industry trends. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date of the change in tax rate. All deferred income tax assets and liabilities are classified as non-current on the consolidated balance sheets.

        As of December 31, 2019, and September 30, 2020, the Company had gross unrecognized tax benefits of RMB2,443 and RMB3,873 (US$571), respectively. The unrecognized tax benefits and its related interest are primarily related to non-deductible expenses. It is possible that the amount of uncertain tax benefits will change in the next 12 months, however, an estimate of the range of the possible outcomes cannot be made at this time.

        The Company has elected to record interest and penalties related to income taxes as a component of income tax expense. As of December 31, 2019, and September 30, 2020, the Company's accrued interest and penalties related to uncertain tax positions were not material.

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, unless otherwise stated)

18. TAXATION (Continued)

        In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company's PRC subsidiaries, the VIEs and the VIEs' subsidiaries. Accordingly, the PRC tax filings from 2015 through 2019 remain open to examination by the respective tax authorities.

19. RELATED PARTY TRANSACTIONS

a)
Related parties*

Name of related parties	Relationship with the Company
Xiaomi Communication Technology Co., Ltd., and its subsidiary, Beijing Xiaomi Mobile Software Co., Ltd. (collectively, "Xiaomi Group")(2)	A group controlled by principal shareholder of the Company
Beijing Kingsoft Cloud Network Technology Co., Ltd. ("BJ Kingsoft")(1)	A company controlled by principal shareholder of the Company
Beijing Cheetah Mobile Technology Co., Ltd. ("BJ Cheetah")(1)	A company controlled by principal shareholder of the Company
Unisvnet Technology Co., Ltd. ("Unisvnet")	A company controlled by controlling shareholder of the Company
Beijing Tuspark Harmonious Investment Development Co., Ltd. ("Tuspark Harmonious")	A company controlled by controlling shareholder of the Company
Ziguang Financial Leasing Co., Ltd. ("Ziguang Finance Leasing")	A company controlled by controlling shareholder of the Company
Qidi Bus (Beijing) Technology Co., Ltd. ("Qidi Tech")	A company controlled by controlling shareholder of the Company
Beijing Qidi Yefeng Investment Co., Ltd. ("Beijing Qidi Yefeng")	A company controlled by controlling shareholder of the Company
Beijing Huaqing Property Management Co., Ltd. ("Beijing Huaqing")	A company controlled by controlling shareholder of the Company
Shanghai Shibei Hi-Tech Co., Ltd. ("SH Shibei")	Noncontrolling shareholder of a subsidiary
Marble Stone SH Group Limited ("Marble SH")(3)	A company controlled by minority shareholder of the Company
Marble Stone Holdings Limited ("Marble Holdings")(3)	A company controlled by minority shareholder of the Company
Shanghai Yuping Information Technology Co., Ltd. ("Shanghai Yuping")(3)	A company controlled by minority shareholder of the Company

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, unless otherwise stated)

19. RELATED PARTY TRANSACTIONS (Continued)

Name of related parties	Relationship with the Company
Jingliang Interconnected Cloud Technology Co., Ltd. ("Jingliang Inter Cloud")	Equity investee of the Company
Beijing Chengyishidai Network Engineering Technology Co., Ltd. ("CYSD")	Equity investee of the Company
WiFire (Beijing) Technology Co., Ltd. ("WiFire BJ")	Equity investee of the Company
Beijing Taiji Data Tech Co., Ltd. ("Taiji")	Equity investee of the Company in 2019 and wholly-owned subsidiary since January 31,2020
Shihua DC Investment Management Limited ("Shihua Investment Management")	Equity investee of the Company in 2019 and wholly-owned subsidiary since January 31,2020
Shihua DC Investment Management Group Limited ("Shihua Investment Group")	Equity investee of the Company in 2019 and wholly-owned subsidiary since January 31,2020
Apurimac Partners Limited ("APL")	A company controlled by an officer of the Company
Asialeads Capital (Cayman) Limited	A company in which a director of the Company acts as an executive

*
These are the related parties that have engaged in significant transactions with the Company for nine months periods ended September 30, 2019 and 2020.

(1)
These companies and Kingsoft are ultimately controlled by the same party. Kingsoft made a significant investment in the Company in 2015.

(2)
These companies and Xiaomi are ultimately controlled by the same party. Xiaomi made a significant investment in the Company in 2015.

(3)
These companies are controlled by Waburg Pincus, a significant noncontrolling shareholder of the Company.

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, unless otherwise stated)

19. RELATED PARTY TRANSACTIONS (Continued)

b)
Other than disclosed elsewhere, the Company had the following significant related party transactions for the nine months periods ended September 30, 2019 and 2020:

	For the nine months periods ended September 30,
	2019	2020
	RMB	RMB	US$
Services provided to:
— Xiaomi Group	329,409	383,657	56,507
— Qidi Tech	2,661	3,478	512
— BJ Kingsoft	3,475	45	7
— Taiji	7,362	—	—
— WiFire BJ	1,145	—	—
— BJ Cheetah	126	75	11
— Others	1,386	964	142
Services provided by:
— CYSD	29,189	29,189	4,299
— APL (1)	—	11,032	1,625
— BJ Kingsoft	1,734	9,042	1,332
— Jingliang Inter Cloud	6,791	4,956	730
— Beijing Huaqing	—	2,501	368
— Others	1,919	300	44

(1)
The service provided by APL consisted of advisory services for issuing perpetual convertible preferred shares in 2020.
b)
Other than disclosed elsewhere, the Company had the following significant related party transactions for the nine months periods ended September 30, 2019 and 2020 (continued):

	For the nine months periods ended September 30,
	2019	2020
	RMB	RMB	US$
Loan to:
— Shanghai Yuping	—	62,531	9,210
— Taiji	1,500	—	—
Lease deposit paid to:
— Ziguang Finance Leasing	3,115	71	10
Lease payment paid to:
— Tuspark Harmonious	65,554	43,703	6,437
— Ziguang Finance Leasing	10,338	22,208	3,271
— Beijing Qidi Yefeng	—	1,938	285

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, unless otherwise stated)

19. RELATED PARTY TRANSACTIONS (Continued)

        During the nine months period ended September 30, 2020, Asialeads Capital (Cayman) Limited purchased the Company's convertible promissory notes for total gross proceeds of US$50,000.

c)
The Company had the following related party balances as of December 31, 2019 and September 30, 2020:

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
Amounts due from related parties:
Current:
— Shanghai Yuping	—	62,531	9,210
— Xiaomi Group	39,778	49,039	7,223
— SH Shibei	9,800	9,800	1,443
— BJ Huaqing	—	1,866	275
— Ziguang Finance Leasing	—	1,024	151
— Marble SH(1)	100,106	—	—
— Shihua Investment Group(2)	82,542	—	—
— Marble Holdings(1)	29,736	—	—
— Shihua Investment Management(2)	27,905	—	—
— Taiji	9,499	—	—
— Qidi Tech	1,249	—	—
— Others	1,050	747	110

	301,665	125,007	18,412

Non-current:
— Tuspark Harmonious	11,863	11,863	1,747
— Ziguang Finance Leasing	8,195	7,242	1,066
— Beijing Qidi Yefeng	—	1,124	166
— Others	596	—	—

	20,654	20,229	2,979

Amounts due to related parties:
Current:
— Ziguang Finance Leasing	27,160	32,934	4,851
— Tuspark Harmonious	24,917	13,344	1,965
— APL	—	11,032	1,625
— Beijing Qidi Yefeng	—	4,050	597
— BJ Kingsoft	1,073	1,204	177
— Jingliang Inter Cloud	—	—	—
— Shihua Investment Group(2)	84,021	—	—
— Shihua Investment Management(2)	22,484	—	—
— WiFire BJ	6,330	—	—

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, unless otherwise stated)

19. RELATED PARTY TRANSACTIONS (Continued)

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
— Others	950	1,442	212

	166,935	64,006	9,427

Non-current:
— Tuspark Harmonious	698,511	704,776	103,802
— Ziguang Finance Leasing	47,388	27,394	4,035
— Beijing Qidi Yefeng	—	10,441	1,538

	745,899	742,611	109,375

(1)
Amounts due from Marble SH and Marble Holdings represented the unpaid cash consideration to the Company for acquiring the 100% equity interest in certain of Shihua Holdings 2's subsidiaries in 2019.

(2)
Amounts due from/to Shihua Investment Management and Shihua Investment Group were generated from the assets acquisition of Shihua Holdings 2 in 2019.

20. LOSS PER SHARE

        Basic and diluted loss per share for the nine months ended September 30, 2019 and 2020 presented were calculated as follows:

	For the nine months periods ended September 30,
	2019	2020
	RMB	RMB	US$
Numerator:
Net loss	(158,992)	(1,686,528)	(248,399)
Net income attributable to noncontrolling interest	(6,884)	(7,441)	(1,096)

Net loss attributable to the Company	(165,876)	(1,693,969)	(249,495)
Undeclared cumulative dividend on perpetual convertible preferred shares	—	(12,671)	(1,866)
Deemed distribution to perpetual convertible preferred shareholders	—	(470,643)	(69,318)

Adjusted net loss attributable to ordinary shareholders	(165,876)	(2,177,283)	(320,679)

Denominator:
Weighted average number of shares outstanding—basic	678,359,403	686,292,393	686,292,393
Weighted average number of shares outstanding—diluted	678,359,403	686,292,393	686,292,393
Loss per share—Basic:
Net loss	(0.24)	(3.17)	(0.47)

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, unless otherwise stated)

20. LOSS PER SHARE (Continued)

	For the nine months periods ended September 30,
	2019	2020
	RMB	RMB	US$
	(0.24)	(3.17)	(0.47)

Loss per share—Diluted:
Net loss	(0.24)	(3.17)	(0.47)

	(0.24)	(3.17)	(0.47)

21. FAIR VALUE MEASUREMENTS

        The Company applies ASC 820. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

        ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

        Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

        Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

        Level 3—Unobservable inputs which are supported by little or no market activity.

        ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

        Cash equivalents, time deposits and bonds payable are classified within Level 1 because they are valued by using quoted market prices.

        The contingent considerations for the acquired businesses, convertible promissory notes, liability classified RSU and long-term investments are classified within Level 3. The contingent considerations are based on the achievement of certain financial targets in accordance with the sales and purchase agreements for the various periods, as well as other non-financial measures. The fair value of liability classified RSU was estimated using the share price and exchange rate that the Company estimates to be settled in shares. The fair value of convertible promissory notes is measured using binomial tree pricing model that involves several parameters including the Company's stock price, stock price volatility determined from the Company's historical stock prices, the remaining maturity term and the discount rate.

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21. FAIR VALUE MEASUREMENTS (Continued)

        The Company measures equity investments elected to use the measurement alternative at fair value on a nonrecurring basis, in the cases of an impairment charge is recognized, fair value of an investment is remeasured in an acquisition/a disposal, and an orderly transaction for identical or similar investments of the same issuer was identified.

        Assets and liabilities measured at fair value on a recurring basis were summarized below:

	Fair value measurement using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2019
	RMB	RMB	RMB	RMB
Cash equivalents:
—Time deposits	117,825	—	—	117,825
Short-term investments:
—Time deposits	363,856	—	—	363,856
Long-term investments
—Available-for-sale debt securities	—	—	1,713	1,713

Assets	481,681	—	1,713	483,394

Short-term borrowings:
—Current portion of bonds payable	912,416	—	—	912,416
Long-term borrowings:
—Bonds payable	2,089,114	—	—	2,089,114
Other liabilities:
—Liability classified RSU	—	—	2,109	2,109

Liabilities	3,001,530	—	2,109	3,003,639

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21. FAIR VALUE MEASUREMENTS (Continued)

	Fair value measurement using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at September 30, 2020
	RMB	RMB	RMB	RMB	US$
Cash equivalents:
—Time deposits	491,571	—	—	491,571	72,401
Short-term investments:
—Time deposits	80,444	—	—	80,444	11,848
Long-term investments
—Available-for-sale debt securities	—	—	1,713	1,713	252

Assets	572,015	—	1,713	573,728	84,501

Short-term borrowings:
—Current portion of bonds payable	—	—	—	—	—
Long-term borrowings:
—Bonds payable	2,096,782	—	—	2,096,782	308,823
Convertible promissory notes	—	—	2,539,118	2,539,118	373,972
Other liabilities:
—Liability classified RSU	—	—	—	—	—

Liabilities	2,096,782	—	2,539,118	4,635,900	682,795

        The following table presented a reconciliation of all liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3):

Liability classified RSU
RMB
Fair value at January 1, 2019	4,970
Reclassification to equity	(2,861)
Reversal	—
Transfers in and/or out of Level 3	—

Fair value at December 31, 2019	2,109

Reclassification to equity	(2,109)
Reversal	—
Transfers in and/or out of Level 3	—

Fair value at September 30, 2020	—

Fair value at September 30, 2020 (US$)	—

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21. FAIR VALUE MEASUREMENTS (Continued)

Convertible promissory notes
RMB
Convertible promissory notes fair value (Note 16)	1,409,385
Foreign exchange loss	(80,122)
Changes in the fair value	1,587,115
Reclassification to equity	(377,260)
Transfers in and/or out of Level 3	—

Fair value at September 30, 2020	2,539,118

Fair value at September 30, 2020 (US$)	373,972

22. COMMITMENTS AND CONTINGENCIES

  Capital commitments

        As of September 30, 2020, the Company had the following commitments to purchase certain computer and network equipment and construction-in-progress:

	RMB	US$
For the remaining year ending December 31,
2020	114,611	16,880
For the year ending December 31,
2021 and thereafter	1,122,771	165,366

	1,237,382	182,246

  Bandwidth and cabinet capacity purchase commitments

        As of September 30, 2020, the Company had outstanding purchase commitments in relation to bandwidth and cabinet capacity consisting of the following:

	RMB	US$
For the remaining year ending December 31,
2020	189,010	27,838
For the year ending December 31,
2021	478,760	70,514
2022	23,085	3,400
2023	5,370	791
2024	2,248	331
2025 and thereafter	29,975	4,415

	728,448	107,289

21VIANET GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

22. COMMITMENTS AND CONTINGENCIES (Continued)

  Managed Network Services

        As of September 30, 2020, the Company was still in the process of negotiation with the seller of the Managed Network Entities on the quality assessment of the fiber optic network subsequent to the completion of construction. As this is a pending event subsequent to the acquisition which is unrelated to the original acquisition, the Company concluded that the accounting for any settlement should be separated from that of the business combination. Based on the Company's best estimate, the fair value of the related contingent consideration in shares of RMB47,755, as determined based on the remeasured amount of December 31, 2012, is accrued as a contingent payable pursuant to ASC 450, Contingencies. The Company is negotiating with the seller of the Managed Network Entities to come to an agreement on the quality assessment of the fiber optic network as of September 30, 2020 and the Company's estimate of the contingent payable remains unchanged.

  Income Taxes

        As of September 30, 2020, the Company had recognized an accrual of RMB3,873 (US$570) for unrecognized tax benefits and its interest. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

  Operating litigation

        In March 2019, a third-party supplier filed a lawsuit against the Company, alleging that the Company had not fully fulfilled its obligations under a network infrastructure cooperation agreement entered into in 2013. On October 30, 2020, the court announced the first judgement settlement and the Company assessed that the settlement is probable and recorded an estimated loss of RMB1,628 (US$240) within accrued expenses and other payables in the consolidated balance sheet as of September 30, 2020.

23. SUBSEQUENT EVENTS

        In November 2020, the Company entered into several share purchase agreements to acquire 100% equity interests in target companies. The purpose is to establish new data centers with the acquired property. The transactions are subject to completion of certain conditions.

QuickLinks

  Exhibit 99.4
21VIANET GROUP, INC. INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
21VIANET GROUP, INC. CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2019 AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2020 (Amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))
21VIANET GROUP, INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Amounts in thousands of RMB and US$, except for number of shares and per share data)
21VIANET GROUP, INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Amounts in thousands of RMB and US$)
21VIANET GROUP, INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Amounts in thousands of RMB and US$)
21VIANET GROUP, INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Amounts in thousands of RMB and US$, except for number of shares)
21VIANET GROUP, INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Continued) (Amounts in thousands of RMB and US$, except for number of shares)
21VIANET GROUP, INC. NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts in thousands of RMB and US$, unless otherwise stated)